Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2021 (Expressed in US Dollars)

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Expressed in thousands of US dollars)

		March 31,	December 31,
	Note	2021	2020
		$	$
CURRENT ASSETS
Cash and cash equivalents	4	514,205	148,070
Receivables, prepaids and deposits		2,850	1,250
Deferred financing costs		972	1,094
		518,027	150,414
Assets held for sale		-	3,926
		518,027	154,340

NON-CURRENT ASSETS
Restricted cash		-	150
Loans to Exar Capital	5	43,822	34,562
Investment in Cauchari-Olaroz project	5	139,475	131,394
Property, plant and equipment	6	1,802	1,935
Exploration and evaluation assets		4,762	4,342
		189,861	172,383
TOTAL ASSETS		707,888	326,723

CURRENT LIABILITIES
Accounts payable and accrued liabilities		3,727	5,204
Current portion of long-term liabilities	7	1,510	3,550
		5,237	8,754
LONG-TERM LIABILITIES
Credit and loan facilities	7	134,961	121,221
Decommissioning provision		326	326
Other liabilities	7	5,509	5,719
		140,796	127,266
TOTAL LIABILITIES		146,033	136,020

SHAREHOLDERS’ EQUITY
Share capital		686,333	307,152
Contributed surplus		29,104	27,204
Accumulated other comprehensive loss		(3,487)	(3,487)
Deficit		(150,095)	(140,166)
TOTAL SHAREHOLDERS’ EQUITY		561,855	190,703
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		707,888	326,723

Subsequent events (Note 15)

Approved for issuance on May 5, 2021

On behalf of the Board of Directors:

“Fabiana Chubbs”	“George Ireland”
Director	Director

2

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

		Three Months Ended March 31,
	Note	2021	2020
		$	$
EXPENSES
Exploration expenditures	11	(4,682)	(5,405)
General and administrative	10	(2,293)	(2,089)
Equity compensation	8	(1,284)	(2,818)
Share of loss of Cauchari-Olaroz project		(500)	-
		(8,759)	(10,312)
OTHER ITEMS
Transaction costs		(43)	(646)
Foreign exchange gain/ (loss)		114	(2,371)
Finance costs		(2,496)	-
Finance and other income		1,147	131
		(1,278)	(2,886)
NET LOSS BEFORE TAX		(10,037)	(13,198)
Tax expense		-	(450)
NET LOSS BEFORE DISCONTINUED OPERATIONS		(10,037)	(13,648)

INCOME/(LOSS) FROM DISCONTINUED OPERATIONS		108	(368)

NET LOSS		(9,929)	(14,016)

OTHER COMPREHENSIVE (LOSS)/INCOME
ITEMS THAT MAY BE RECLASSIFIED SUBSEQUENTLY TO NET (LOSS)/INCOME
Unrealized income on translation to reporting currency		-	2,180

TOTAL COMPREHENSIVE LOSS		(9,929)	(11,836)
BASIC AND DILUTED LOSS PER SHARE FROM CONTINUING OPERATIONS		(0.09)	(0.15)
BASIC AND DILUTED LOSS PER SHARE		(0.09)	(0.16)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING- BASIC AND DILUTED		115,109	89,912

3

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

(Expressed in thousands of US dollars and shares in thousands)

	Share capital
	Number	Amount	Contributed surplus	Accumulated other comprehensive income/(loss)	Deficit	Shareholders’ equity
	of Shares	$	$	$	$	$
Authorized share capital: Unlimited common shares without par value
Balance December 31, 2019	89,843	200,913	28,404	(3,867)	(65,829)	159,621
Shares issued on conversion of RSUs and exercise of stock options	161	244	(199)	-	-	45
Equity compensation (Note 8)	-	-	2,751	-	-	2,751
DSUs issued in lieu of directors' fees	-	-	123	-	-	123
Credit to equity as a result of the Project Investment	-	-	-	-	-	-
Net loss	-	-	-	-	(14,016)	(14,016)
Other comprehensive income	-	-	-	2,180	-	2,180
Balance March 31, 2020	90,004	201,157	31,079	(1,687)	(79,845)	150,704

Balance, December 31, 2020	101,103	307,152	27,204	(3,487)	(140,166)	190,703
Shares issued on conversion of RSUs, DSUs and exercise of stock options	579	1,790	(1,084)	-	-	706
Shares issued pursuant to the underwritten public offering (Note 8)	18,182	400,000	-	-	-	400,000
Shares issuance costs (Note 8)		(22,609)				(22,609)
Equity compensation (Note 8)	-	-	2,903	-	-	2,903
DSUs issued in lieu of directors' fees	-	-	81	-	-	81
Net loss	-	-	-	-	(9,929)	(9,929)
Balance March 31, 2021	119,864	686,333	29,104	(3,487)	(150,095)	561,855

4

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in thousands of US dollars)

	Three Months Ended March 31,
	2021	2020
	$	$
OPERATING ACTIVITIES
Net loss	(9,929)	(14,016)
Items not affecting cash and other items:
Equity compensation	1,284	2,818
Depreciation	194	189
Foreign exchange (gain)/loss	(114)	2,371
Share of loss of Cauchari-Olaroz project	500	-
Other items	(2,720)	(2,436)
Changes in non-cash working capital items:
(Increase)/decrease in receivables, prepaids and deposits	(1,614)	107
Decrease in inventories	-	(189)
(Decrease)/increase in accounts payable and accrued liabilities	983	2,942
Net cash used in operating activities	(11,416)	(8,214)
INVESTING ACTIVITIES
Loans to Exar Capital (Note 5)	(16,170)	-
Contribution to Investment in Cauchari-Olaroz project	(1,067)	-
Proceeds from sale of assets held for sale	4,034	-
Additions to exploration and evaluation assets	(420)	-
Release of restricted cash	150	-
Additions to property, plant and equipment	(61)	(27,665)
Net cash used in investing activities	(13,534)	(27,665)
FINANCING ACTIVITIES
Proceeds from stock option exercises	706	45
Proceeds from the underwritten public offering (Note 8)	400,000	-
Equity offering issuance costs (Note 8)	(22,609)	-
Drawdowns from the credit facilities (Note 7)	13,370	34,200
Finance lease repayments	(72)	(65)
Repayment of long-term borrowings	(424)	(35)
Other (Note 7)	-	500
Net cash provided by financing activities	390,971	34,645
EFFECT OF FOREIGN EXCHANGE ON CASH	114	(258)
CHANGE IN CASH AND CASH EQUIVALENTS	366,135	(1,492)
CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD	148,070	83,614
CASH AND CASH EQUIVALENTS - END OF THE PERIOD	514,205	82,122

Supplemental disclosure with respect to cash flows (Note 13).

5

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

1.	NATURE OF OPERATIONS

Lithium Americas Corp. (“Lithium Americas” or the “Company”) is a Canadian-based resource company focused on the advancement of two significant lithium projects: the Cauchari-Olaroz project (“Cauchari-Olaroz”), located in Jujuy Province of Argentina, and the Thacker Pass project (“Thacker Pass”), located in north-western Nevada, USA.  Cauchari-Olaroz is a lithium brine project and is owned by a legal entity in Argentina, Minera Exar S.A. (“Minera Exar”). Minera Exar is owned by the Company (49%) and Ganfeng Lithium Co. Ltd. (“Ganfeng”) (51%) and accounted for by the Company using the equity method. Thacker Pass is a sedimentary-based lithium property located in the McDermitt Caldera in Humboldt County, Nevada, and is 100% owned by the Company’s wholly owned subsidiary, Lithium Nevada Corp. (“Lithium Nevada”).

The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “LAC”.

The Company’s head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

To date, the Company has not generated significant revenues from operations and has relied on equity and other financings to fund operations. The underlying values of exploration and evaluation assets, property, plant and equipment and the investment in Cauchari-Olaroz project are dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing to complete permitting, development, and to attain future profitable operations.

2.	BASIS OF PREPARATION AND PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS.

These condensed consolidated interim financial statements are expressed in US dollars, the Company’s presentation currency, and have been prepared on a historical cost basis. The Company has used the same accounting policies and methods of computation as in the consolidated financial statements for the year ended December 31, 2020.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES

Critical Accounting Estimates and Judgments

The preparation of these condensed consolidated interim financial statements in conformity with IFRS applicable to the preparation of interim financial statements requires judgments, estimates, and assumptions that affect the amounts reported. Those estimates and assumptions concerning the future may differ from actual results. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The significant estimates and judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are substantially the same as those that management applied to the consolidated financial statements for the year ended December 31, 2020 other than the judgment around functional currency as described below.

COVID-19 Uncertainty

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. Many countries, including Canada, the United States and Argentina, where the Company operates, announced mandatory emergency measures and restrictions on businesses and individuals to mitigate the spread of the virus. The outbreak and the related mitigation measures have had and will continue to have an adverse impact on global economic conditions as well as on the Company’s activities. The effects of the pandemic will ultimately depend on many factors that are out of the Company’s control, including but not limited to, the severity, extent and duration of the pandemic or any resurgences in the future, the availability of approved vaccines and the timing for completion of vaccine distribution programs around the globe.

In Q1 2021 construction activities at the Caucharí-Olaroz lithium project advanced while strictly complying with COVID-19 protocol, as developed by Minera Exar and approved by authorities in Jujuy province where the project is located. Construction costs related to the Caucharí-Olaroz lithium project continue to be capitalized in accordance with the Company’s policy, including costs arising from construction of the project during the pandemic such as testing and quarantining of employees, rental of additional camp facilities in order to comply with distancing requirements, and other additional contractors’ costs as a result of COVID-19 restrictions.

Functional currency

Items included in the financial statements of the Company and each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Effective January 1, 2021, the functional currency of Lithium Americas changed from the Canadian dollar to the US dollar as a result of the significant US proceeds from equity offerings and increasing amounts of expenditures denominated in US dollars.   The change in functional currency was accounted for on a prospective basis, with no impact of this change on prior year comparative information.

Newly Adopted Accounting Standards and Amendments

The Company adopted Interest Rate Benchmark Reform - Phase 2: Amendments to IFRS 9, IAS 39, IFRS 4 and IFRS 16 (the "Phase 2 Amendments") effective on January 1, 2021. Interest rate benchmark reform ("Reform") refers to a global reform of interest rate benchmarks, which includes the replacement of some interbank offered rates with alternative benchmark rates.

7

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

The Phase 2 Amendments provide a practical expedient requiring the effective interest rate to be adjusted when accounting for changes in the basis for determining the contractual cash flows of financial assets and liabilities that relate directly to the Reform rather than applying modification accounting which might have resulted in a gain or loss. In addition, the Phase 2 Amendments require disclosures to assist users in understanding the effect of the Reform on the Company's financial instruments and risk management strategy. The Company’ senior Credit Facility and Limited Recourse Loan Facility as defined in Note 7 are indexed to London interbank offered rates ("LIBOR") that have not yet transitioned to alternative benchmark rates at the end of the current reporting period.

4.	CASH AND CASH EQUIVALENTS

	March 31, 2021	December 31, 2020
	$	$
Cash	47,480	148,070
Short-term bank deposits	466,725	-
	514,205	148,070

As at March 31, 2021, $4,585 of cash and short-term deposits were held in Canadian dollars (2020– $3,165), $509,620 of cash and short-term deposits were held in US dollars (2020– $144,905). Cash and short-term deposits earn interest between 0.25%-1.3%.

5.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT

As at March 31, 2021, the Company and Ganfeng are 49% and 51% shareholders, respectively, in Minera Exar, the company that holds the Cauchari-Olaroz project located in the Jujuy province of Argentina. In addition, the Company and Ganfeng are 49% and 51% shareholders, respectively, in Exar Capital B.V. (“Exar Capital”), the company in the Netherlands that provides financing to Minera Exar for the purpose of advancing the construction of the Cauchari-Olaroz project (the investment in Minera Exar and Exar Capital together, the “Investment in Cauchari-Olaroz project”). Minera Exar and Exar Capital are accounted for using the equity method of accounting. The Company and Ganfeng manage the Cauchari-Olaroz project with a shareholders’ agreement in place regulating key aspects of governance of the project which provides the Company with significant influence over Minera Exar and strong minority shareholder protective rights.

2020 Cauchari Transaction

On August 27, 2020, the Company closed a transaction with Ganfeng whereby Ganfeng subscribed, through a wholly-owned subsidiary, for newly issued shares of Minera Exar, for cash consideration of $16,327, increasing its interest in the Cauchari-Olaroz project from 50% to 51%, with Lithium Americas holding the remaining 49% interest.

8

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

5.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

In addition, the Company and Ganfeng restructured Exar Capital to reflect the parties’ 51%/49% proportionate ownership of Minera Exar. As part of this restructuring, Ganfeng provided $40,000 to Exar Capital in non-interest-bearing loans, repayable in 2029 (with a right for an additional one-year extension by the Company or Ganfeng) and contributed $689 to Exar Capital’s equity to increase its interest from 37.5% to 51%. Proceeds of the loans from Ganfeng were used by Exar Capital to repay $40,000 of loans owed to Lithium Americas (the Minera Exar and Exar Capital transactions together, the “2020 Cauchari Transaction”).

Upon closing of the 2020 Cauchari Transaction, Ganfeng became the controlling shareholder of Minera Exar and Exar Capital while Lithium Americas received fulsome minority shareholder protective rights. The Company retains a 49% interest and significant influence over Minera Exar and Exar Capital and as a result, is equity accounting for these investments from closing of the 2020 Cauchari Transaction.

Loans to Minera Exar and Exar Capital B.V.

The Company has entered into the following loan agreements with Minera Exar and Exar Capital to fund construction of the Cauchari-Olaroz project. Changes in the loans’ balances are summarized below:

$
Loans from the Company to Exar Capital, as at December 31, 2019	37,959
Loans from the Company to Exar Capital at face value	14,500
Initial difference between the face value and the fair value of loans to Exar Capital	(7,746)
Elimination of loans as a result of Joint Operation accounting	(3,377)
Accrued interest	3,337
Loans from the Company to Exar Capital prior to the 2020 Cauchari Transaction	44,673
Loans from the Company to Exar Capital after the 2020 Cauchari Transaction at face value	14,700
Initial difference between the face value and the fair value of loans to Exar Capital	(7,265)
Reversal of elimination of loans as a result of the 2020 Cauchari Transaction	28,132
Derecognition of share of loans from Exar Capital to Minera Exar as a result of the 2020 Cauchari Transaction	(26,368)
Repayment of loans as a result of the 2020 Cauchari Transaction	(40,000)
Gain on early repayment of the $40,000 loans	19,608
Accrued interest	1,082
Loans from the Company to Exar Capital, as at December 31, 2020	34,562
Loans from the Company to Exar Capital at face value	16,170
Initial difference between the face value and the fair value of loans to Exar Capital	(7,974)
Accrued interest	1,064
Loans from the Company to Exar Capital, as at March 31, 2021	43,822

Loans by the Company and Ganfeng to Exar Capital are non-interest bearing.

During the three months ended March 31, 2021, the Company provided $16,170 and Ganfeng provided $16,830 non-interest bearing loans to Exar Capital to fund their respective 49% and 51% shares of the Cauchari-Olaroz construction costs. The Company accounts for loans initially at fair value and subsequently at amortized cost.

The fair value of the loans at inception was calculated using a discounted cash flow valuation method applying market interest rates. The difference between the face value and the fair value of the loans provided was recognized as part of Investment in Cauchari-Olaroz project.

9

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

5.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

Investment in Cauchari-Olaroz Project

Changes in the Investment in Cauchari-Olaroz Project are summarized below:

	Minera Exar S.A.	Exar Capital B.V.	Total
	$	$	$
Investment in Joint Venture, as at December 31, 2019	-	-	-
Recognition of Investment in Cauchari-Olaroz project	119,537	2,287	121,824
Contribution to Investment in Cauchari-Olaroz project	853	7,265	8,118
Share of income of Cauchari-Olaroz project	2,113	4,200	6,313
Elimination of unrealized gain on intercompany transactions	-	(4,861)	(4,861)
Investment in Cauchari-Olaroz project, as at December 31, 2020	122,503	8,891	131,394
Contribution to Investment in Cauchari-Olaroz project	855	7,974	8,829
Share of income of Cauchari-Olaroz project	-	3,523	3,523
Elimination of unrealized gain on intercompany transactions	-	(4,271)	(4,271)
Investment in Cauchari-Olaroz project, as at March 31, 2021	123,358	16,117	139,475

Minera Exar’s Commitments and Contingencies

As at March 31, 2021, Minera Exar has the following commitments (Company’s 49% share):

•	Annual royalty of $98 due in May of every year and expiring in 2041.
•

Aboriginal programs agreements with seven communities located in the Cauchari-Olaroz project area have terms from five to thirty years. The annual fees due are $127 in 2021, $172 in 2022 and $218 between 2023 and 2061, assuming that these agreements will be extended for the life of the project. The annual fees are subject to change. Minera Exar’s obligations to make the payments are subject to continued development of the project and commencement and continuation of production operations on the project.

•	Commitments related to contracts for construction of evaporation ponds and other construction contracts of $3,473.

Los Boros Option Agreement

On September 11, 2018, Minera Exar exercised a purchase option agreement (“Option Agreement”) with Grupo Minero Los Boros (“Los Boros”), entered into on March 28, 2016, for the transfer of title to Minera Exar of certain mining properties that comprised a portion of the Cauchari-Olaroz project.

Under the terms of the Option Agreement, Minera Exar paid $100 upon signing and exercised the purchase option for total consideration of $12,000 to be paid in sixty quarterly installments of $200. The first installment becomes due upon the earlier occurrence of the following two conditions: (i) the third anniversary of the purchase option exercise date, being September 11, 2021; or (ii) the beginning of commercial exploitation with a minimum production of 20,000 tons of lithium carbonate equivalent. As security for the transfer of title of the mining properties, Los Boros granted to Minera Exar a mortgage over those mining properties for $12,000. In accordance with the Option Agreement, on November 27, 2018, Minera Exar paid Los Boros a $300 royalty which was due within 10 days of the start date of construction of the commercial plant.

10

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

5.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

Pursuant to the Option Agreement, a 3% net profit interest royalty (the “Los Boros Royalty”) is payable to Los Boros by Minera Exar annually within 10 business days after calendar year end, in Argentinian pesos, for a period of 40 years.

Minera Exar has the right to cancel the first 20 years of the Los Boros Royalty in exchange for a one-time payment of $7,000 and the next 20 years for an additional payment of $7,000.

JEMSE Arrangement

In 2012, to comply with Province of Jujuy regulations regarding government participation in mineral projects, Minera Exar entered into a letter of intent with and granted a conditional right to Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the government of Jujuy Province in Argentina, to acquire an 8.5% equity interest in Minera Exar (the “Acquisition Right”) for consideration of one US dollar and the provision of management services as required to develop the project.

Upon closing of the 2020 Cauchari Transaction, Minera Exar and JEMSE entered into a definitive agreement, which allows JEMSE to exercise its Acquisition Right and, among other items, provides for the reimbursement by JEMSE of its 8.5% pro rata share of the construction costs for the Cauchari-Olaroz project to the Company and Ganfeng through the assignment of one-third of the dividends otherwise payable to JEMSE in future periods.

The annual distribution of dividends by Minera Exar to all shareholders including JEMSE, will only be considered once all of Minera Exar’s annual commitments related to the project’s debt have been met.

On April 4, 2021, JEMSE exercised its Acquisition Right (Note 15).

6.	PROPERTY, PLANT AND EQUIPMENT

	Cauchari-Olaroz[1]	Equipment and machinery	Other[2]	Total
	$	$	$	$
Cost
As at December 31, 2019	158,309	951	1,889	161,149
Additions	59,853	247	283	60,383
Capitalization of interest	5,132	-	-	5,132
Deconsolidation	(223,294)	-	-	(223,294)
Disposals	-	-	(83)	(83)
Foreign exchange	-	-	19	19
As at December 31, 2020	-	1,198	2,108	3,306
Additions	-	17	47	64
Foreign exchange	-	-	(3)	(3)
As at March 31, 2021	-	1,215	2,152	3,367

11

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

6.	PROPERTY, PLANT AND EQUIPMENT (continued)

	Cauchari-Olaroz[1]	Equipment and machinery	Other[2]	Total
	$	$	$	$
Accumulated depreciation
As at December 31, 2019	1,455	197	573	2,225
Depreciation for the period	279	274	380	933
Deconsolidation of Minera Exar fixed assets	(1,734)	-	-	(1,734)
Disposals	-	-	(53)	(53)
As at December 31, 2020	-	471	900	1,371
Depreciation for the period	-	82	112	194
As at March 31, 2021	-	553	1,012	1,565

	Cauchari-Olaroz[1]	Equipment and machinery	Other[2]	Total
	$	$	$	$
Net book value
As at December 31, 2020	-	727	1,208	1,935
As at March 31, 2021	-	662	1,140	1,802

1 Prior to closing the 2020 Cauchari Transaction, this includes the Company’s 50% share of the Cauchari-Olaroz project construction costs and project-related costs incurred directly by the Company (Note 5).

2 Other category includes right of use assets with $1,369 cost and $590 accumulated depreciation as at March 31, 2021.

7.	LONG-TERM BORROWINGS

	March 31, 2021	December 31 2020
	$	$
Current portion of long-term borrowings
Accrued interest	1,184	3,056
Other liabilities	326	494
	1,510	3,550
Long-term borrowings
Credit facility (net of financing costs)	108,374	95,068
Limited Recourse Loan Facility	26,587	26,153
Other liabilities	5,509	5,719
	140,470	126,940
	141,980	130,490

Credit Facility

During the three months ended March 31, 2021, the Company drew $13,370 on its $205,000 senior credit facility, comprised of $8,691 from Ganfeng and $4,679 from BCP Innovation Pte Ltd. (“Bangchak”). The total drawn under the facility as at March 31, 2021, was $109,120. The credit facility has a term of six years from August 8, 2018, with an interest rate of 8.0% for the first three years that increases to 8.5% in year four, 9.0% in year five and 9.5% in year six. Repayments of borrowings made under the credit facility must start on August 8, 2022, being the fourth anniversary of the first drawdown date, in an amount equal to 75% of Minera Exar’s Free Cash Flow (as defined in the credit facility agreement).

As security for the facility, the Company granted to the lenders a first priority security interest in all assets except those that represent its ownership interest in the Cauchari-Olaroz project.

12

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

7.	LONG-TERM BORROWINGS (continued)

Limited Recourse Loan Facility

In October 2018, Ganfeng provided Lithium Americas with a $100,000 unsecured, limited recourse, subordinated loan facility (the “Limited Recourse Loan Facility”) bearing an interest rate of 6-month LIBOR plus 5.5% (subject to an aggregate maximum interest rate of 10% per annum). The loan facility is repayable in an amount of 50% of Minera Exar’s Free Cash Flows (as defined in the credit facility agreement).

Repayment will start once the Company’s obligations with respect to the repayments of the $205,000 senior credit facility are met. As at March 31, 2021, the Company had drawn $20,000 on the $100,000 Limited Recourse Loan Facility to fund the development expenditures on the Cauchari-Olaroz project and an additional $4,708 to fund the payment of interest under the $205,000 senior credit facility. Accrued interest under the facility, included in long-term liabilities, was $1,880 as at March 31, 2021.

The $205,000 senior credit facility and the Limited Recourse Loan Facility contain operating and reporting covenants, which the Company was in compliance with as at March 31, 2021.

Other Liabilities

Other liabilities consist of lease liabilities and the $4,948 mining contractor liability. During Q2 2019, Lithium Nevada entered into a mining design, consulting and mining operations agreement with a mining contractor for its Thacker Pass project. According to the agreement, Lithium Nevada received $3,500 from the mining contractor in seven consecutive equal quarterly instalments, of which $1,500 was received in 2019 and $2,000 was received in 2020 and included in the mining contractor liability balance. Lithium Nevada will pay a success fee to the mining contractor of $4,650 payable upon achieving commercial mining milestones or repay $3,500 without interest if a final project construction decision is not made by 2024.

The mining contractor has also been providing mining design and consulting services, which are accrued and included in the mining contractor liability and are payable on the earlier of December 31, 2024 or 90 days after the start of production at the Thacker Pass project.

8.	SHARE CAPITAL AND EQUITY COMPENSATION

Share Capital

On January 22, 2021, Lithium Americas closed an underwritten public offering of 18,182 shares, including 2,273 shares following the exercise in full by the underwriters of their over-allotment option. The shares were issued at a price of $22.00 per share for gross proceeds to the Company of approximately $400,000 ($377,391 proceeds net of $22,609 costs).

Equity Incentive Plan

Restricted Share Units (in thousands)

During the three months ended March 31, 2021, the Company granted 240 (2020 – 788) RSUs to its employees and consultants. The total estimated fair value of the RSUs was $3,166 (2020 - $2,018) based on the market value of the Company’s shares on the grant date. As at March 31, 2021, there was $1,611 (2020 - $1,198) of total unamortized compensation cost relating to unvested RSUs. During the three months ended March 31, 2021, stock-based compensation expense related to RSUs of $604 was charged to operating expenses (2020 - $2,384).

13

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

8.	SHARE CAPITAL AND EQUITY COMPENSATION (continued)

A summary of changes to the number of outstanding RSUs is as follows:

Number of RSUs (in 000's)
Balance, RSUs outstanding as at December 31, 2019	2,388
Converted into shares	(886)
Granted	810
Forfeited	(22)
Balance, RSUs outstanding as at December 31, 2020	2,290
Converted into shares	(44)
Granted	240
Balance, RSUs outstanding as at March 31, 2021	2,486

Deferred Share Units (in thousands)

During the three months ended March 31, 2021, the Company granted 7 DSUs (2020 – 38) as compensation to independent directors with the total estimated fair value of $81 (2020 – $123).

Number of DSUs (in 000's)
Balance, DSUs outstanding as at December 31, 2019	228
Granted	121
Converted into shares	(131)
Balance, DSUs outstanding as at December 31, 2020	218
Granted	7
Balance, DSUs outstanding as at March 31, 2021	225

Stock Options (in thousands)

No stock options were granted by the Company during the three months ended March 31, 2021 and 2020. Stock options outstanding and exercisable as at March 31, 2021 are as follows:

Range of Exercise Prices CDN$	Number outstanding and exercisable as at March 31, 2021 (in 000's)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price CDN$

$4.55 - $5.00	609	1.3	4.90
$8.05 - $11.07	1,103	1.7	8.19
	1,712	1.6	7.02

14

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

8.	SHARE CAPITAL AND EQUITY COMPENSATION (continued)

A summary of changes to stock options outstanding is as follows:

	Number of Options (in 000's)	Weighted Average Exercise Price, (CDN$)
Balance, stock options outstanding as at December 31, 2019	3,731	5.94
Exercised	(1,233)	(5.19)
Expired	(195)	(8.99)
Balance, stock options outstanding as at December 31, 2020	2,303	6.05
Exercised	(582)	(3.21)
Expired	(9)	(6.30)
Balance, stock options outstanding as at March 31, 2021	1,712	7.02

The weighted average share price at the time of exercise of options during the three months ended March 31, 2021 was CDN$20 (2020 – CDN$6.88). During the quarter ended March 31, 2021, 280 (quarter ended March 31, 2020 – 111) options were exercised under the cashless exercise provision of the Company’s stock option plan, resulting in the issuance of 233 (quarter ended March 31, 2020 – 82) shares of the Company.

Performance Share Units (“PSUs”) (in thousands)

162 PSUs were granted by the Company during the three months ended March 31, 2021 and none in 2020. As at March 31, 2021, there was $3,830 (2020 - $2,900) of total unamortized compensation cost relating to unvested PSUs.

The fair value of the PSUs are estimated on the date of grant using a valuation model based on Monte Carlo simulation with the following assumptions used for the grants made during the period.

January 4,
2021
Number of PSUs granted	162
Risk-free interest rate	0.17%
Dividend rate	0%
Annualized volatility	76.0%
Peer Group average volatility	72.2%
Estimated forfeiture rate	10%
Fair value per PSU granted	19.72
Total fair value of PSUs granted, prior to forfeiture rate adjustment	3,200

15

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

8.	SHARE CAPITAL AND EQUITY COMPENSATION (continued)

During the three months ended March 31, 2021, equity compensation expense related to PSUs of $680 was charged to operating expenses (2020 - $434).

A summary of changes to the number of outstanding PSUs is as follows:

Number of PSUs (in 000's)
Balance, PSUs outstanding as at December 31, 2019	1,010
Cancelled	(11)
Balance, PSUs outstanding as at December 31, 2020	999
Granted	162
Balance, PSUs outstanding as at March 31, 2021	1,161

9.	RELATED PARTY TRANSACTIONS

Minera Exar, the Company’s equity-accounted investee, has entered into the following transactions with companies controlled by the family of its President, who is also a director of Lithium Americas:

-

Los Boros Option Agreement, entered into with Grupo Minero Los Boros on March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprised a portion of the Cauchari-Olaroz project (refer to Note 5).

-	Construction services contract for Cauchari-Olaroz project with Magna Construcciones S.R.L., the Company’s 49% share of which was $668 paid during the three months ended March 31, 2021.

During the three months ended March 31, 2021, the Company’s 49% share of director’s fees paid by Minera Exar to its President, who is also a director of Lithium Americas, was $9 (2020 - $9).

During the three months ended March 31, 2021, the Company paid $646, of which $300 was paid in cash and $346 in RSUs, to its former President, South American operations, who is also a director of Lithium Americas, in accordance with his employment agreement. Concurrently, the parties entered into a 12-month advisory consulting agreement with a monthly fee of $14 and agreed that no director fees will be paid for the duration of this agreement.

The amounts due to related parties arising from such transactions are unsecured, non-interest bearing and have no specific terms of payment. Transactions with Ganfeng, a related party of the Company by virtue of its position as a shareholder and a lender to the Company, are disclosed in Notes 5, 7 and 15.

16

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

9.	RELATED PARTY TRANSACTIONS (continued)

Compensation of Key Management

Key management includes the directors of the Company and the executive management team. The remuneration of directors and members of the executive management team was as follows:

	March 31, 2021	March 31, 2020
	$	$
Equity compensation	780	517
Salaries, bonuses, benefits and directors' fees included in general and administrative expenses	444	2,474
Salaries, bonuses and benefits included in exploration expenditures	88	154
Salaries and benefits capitalized to Investment in Cauchari-Olaroz project	421	401
	1,733	3,546

	March 31, 2021	December 31, 2020
	$	$
Total due from executive team	50	-
Total due to directors and executive team	146	1,676

10.	GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the Company’s general and administrative expenses:

	March 31, 2021	March 31, 2020
	$	$
Salaries, benefits and directors' fees	837	1,315
Office and administration	782	292
Professional fees	562	335
Regulatory and filing fees	39	21
Travel	1	19
Investor relations	15	56
Depreciation	57	51
	2,293	2,089

17

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

11.	EXPLORATION EXPENDITURES

The following table summarizes the Company’s exploration expenditures related to Thacker Pass and other project expenditures:

	March 31, 2021	March 31, 2020
	$	$
Engineering	2,665	3,122
Consulting and salaries	1,252	1,133
Permitting and environmental	427	859
Field supplies and other	193	178
Depreciation	138	104
Drilling and geological expenses	7	9
Total exploration expenditures	4,682	5,405

12.	SEGMENTED INFORMATION

The Company operates in three operating segments and three geographical areas. The Thacker Pass project is in the exploration stage and the Cauchari-Olaroz project is in the development stage. From August 16, 2019 to August 27, 2020, the Cauchari-Olaroz project was accounted for as a joint operation. Upon closing of the 2020 Cauchari Transaction, the project is accounted for using the equity method (Note 5). The Organoclay segment, classified as a discontinued operation, was wound up in 2019 and its assets were sold in Q1 2021.

The Company’s reportable segments are summarized in the following tables:

	Organoclay $	Thacker Pass $	Cauchari- Olaroz $	Corporate $	Total $
As at March 31, 2021
Property, plant and equipment	-	1,087	-	715	1,802
Exploration and evaluation assets	-	4,762	-	-	4,762
Total assets	-	7,303	139,475	561,110	707,888
Total liabilities	-	(7,760)	-	(138,273)	(146,033)
For three months ended March 31, 2021
Property, plant and equipment additions		62	-	2	64
Income from discontinued operations	108	-	-	-	108
Net loss	108	(5,457)	(500)	(4,080)	(9,929)
Exploration expenditures	-	(4,682)	-	-	(4,682)
Depreciation	-	(150)	-	(44)	(194)

18

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

12.	SEGMENTED INFORMATION (continued)

	Organoclay $	Thacker Pass $	Cauchari- Olaroz $	Corporate $	Total $
As at December 31, 2020
Property, plant and equipment	-	1,175	-	760	1,935
Assets held for sale	3,926	-	-	-	3,926
Exploration and evaluation assets	-	4,432	-	-	4,432
Total assets	4,169	6,437	131,394	184,723	326,723
Total liabilities	(552)	(7,000)	-	(128,468)	(136,020)
For three months ended March 31, 2020
Property, plant and equipment additions	-	66	28,311	4	28,381
Loss from discontinued operations	(368)	-	-	-	(368)
Net loss	(368)	(6,078)	(458)	(7,112)	(14,016)
Exploration expenditures	-	5,405	-	-	5,405
Depreciation	-	111	123	45	279

The Company’s non-current assets and revenues of the discontinued operation are segmented geographically as follows:

	Canada $	United States $	Argentina $	Total $
Non-current assets (1)
As at March 31, 2021	715	5,850	139,475	146,039
As at December 31, 2020	760	5,517	131,394	137,671
Revenue of the discontinued operation
For three months ended March 31, 2021	-	-	-	-
For three months ended March 31, 2020	-	644	-	644

1Non-current assets attributed to geographical locations exclude deferred income tax assets and financial and other assets.

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplementary disclosure of the Company’s non-cash transactions is provided in the table below.

	March 31, 2021	December 31, 2020
	$	$
Accounts payable related to financings	81	80

	March 31, 2021	March 31, 2020
	$	$
Interest paid	3,902	3,460
Income taxes paid	-	-

19

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

14.	FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value on the consolidated statements of financial position and presented in fair value disclosures are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.  The fair value hierarchy has the following levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 – Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist.  A financial instrument is classified in the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. The Company did not have any financial instruments measured at fair value on the statement of financial position. As at March 31, 2021, the fair value of financial instruments not measured at fair value approximate their carrying value.

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The Company manages risks to minimize potential losses. The main objective of the Company’s risk management process is to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks.  The principal risks which impact the Company’s financial instruments are described below.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, receivables, and loans to Exar Capital. The Company’s maximum exposure to credit risk for cash, cash equivalents, receivables, and loans to Exar Capital is the amount disclosed in the consolidated statements of financial position. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions and invests only in short-term obligations that are guaranteed by the Canadian government or by Canadian and US chartered banks with expected credit losses estimated to be de minimis. The Company and its subsidiaries, including its investee Minera Exar, may from time to time make short-term investments into Argentinian government securities, financial instruments guaranteed by Argentinian banks and other Argentine securities. These investments may or may not realize short term gains or losses.

Management believes that the credit risk concentration with respect to financial instruments included in cash, cash equivalents, receivables and loans to Exar Capital is minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to estimate and maintain sufficient reserves of cash and cash equivalents to meet its liquidity requirements in the short and long term. As the industry in which the Company operates is very capital intensive, the majority of the Company’s spending or that of its investees is related to its capital programs. The Company prepares annual budgets, which are regularly monitored and updated as considered necessary.

As at March 31, 2021, the Company had a cash and cash equivalents balance of $514,205 to settle current liabilities of $5,237.

20

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

14.	FINANCIAL INSTRUMENTS (continued)

The following table summarizes the contractual maturities of the Company’s financial liabilities on an undiscounted basis:

		Years ending December 31,
	2021	2022	2023	2024 and later	Total
	$	$	$	$	$
Credit facility¹	4,269	9,275	9,820	154,466	177,830
Accounts payable and accrued liabilities	3,727	-	-	-	3,727
Obligations under office leases¹	241	238	191	222	892
Other obligations¹	46	25	4	5,026	5,101
Total	8,283	9,538	10,015	159,714	187,550

¹Credit facility, Obligations under office leases and Other obligations include principal and interest/finance charges.

Market Risk

Market risk incorporates a range of risks.  Movement in risk factors, such as market price risk and currency risk, affect the fair values of financial assets and liabilities. The Company is exposed to a foreign currency risk as disclosed below.

Foreign Currency Risk

The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may affect the Company’s financial results. The Company reports its financial results in United States dollars (“US$”) and incurs expenditures in Canadian dollars (“CDN$”) and US$ with the majority of the expenditures being incurred in US$ by the Company’s subsidiaries and investees. The Company and its subsidiaries and associates have a US$ functional currency. As at March 31, 2021, the Company held $4,584 in CDN$ denominated cash and cash equivalents. Strengthening/(weakening) of a US$ exchange rate versus CDN$ by 10% would have resulted in a foreign exchange (loss)/gain for the Company of $458 at March 31, 2021.

15.	SUBSEQUENT EVENTS

On April 4, 2021, JEMSE exercised its ownership right to an 8.5% interest in Minera Exar. JEMSE will reimburse its $23,496 pro rata (8.5%) share of the equity financing for the construction of the Cauchari-Olaroz project to the Company and Ganfeng through the assignment of one-third of the dividends otherwise payable to JEMSE in future periods.

Subsequent to the quarter end, the Company received a $7,350 drawdown from its Credit Facility to fund development expenditures on the Cauchari-Olaroz project.

21